                                                                     EXHIBIT 2.7


                                                                    EXHIBIT A TO
                                                          DISTRIBUTION AGREEMENT

TAX DISAFFILIATION AGREEMENT dated as of _______________, 199__ by and among PROVIDIAN CORPORATION, a Delaware corporation ("Company"), and PROVIDIAN BANCORP, INC., a Delaware corporation and a direct wholly owned subsidiary of Company ("Spinco").

                                    RECITALS

     WHEREAS:

     A. Company is the common parent of an affiliated group of corporations (the "Company Affiliated Group") within the meaning of Section 1504(a) of the Code (as hereinafter defined), and the members of the Company Affiliated Group have heretofore joined in filing consolidated Federal income tax returns.

     B. Company expects, pursuant to the Agreement and Plan of Distribution dated as of December 28, 1996 (the "Distribution Agreement") between Company and Spinco and subject to the terms thereof, to distribute its entire interest in Spinco to its shareholders. In furtherance of this decision, among other things (and as more fully set forth in the Distribution Agreement), (i) Spinco intends to undertake a recapitalization so that the number of shares of Spinco Common Stock (as defined in the Distribution Agreement) outstanding and held by the Company immediately prior to the Distribution Date (as hereinafter defined) shall equal the number of shares of Company Common Stock (as defined in the Distribution Agreement) outstanding on the Record Date (as defined in the Distribution Agreement) and (ii) Company intends to distribute on the Distribution Date pro rata to the holders of Company Common Stock all of the outstanding shares of Spinco Common Stock (the "Distribution").

     C. Immediately after the Distribution, Company will merge with LT Merger Corp., a Delaware corporation ("Sub"), with Company surviving (the "Merger"), as contemplated by the Plan and Agreement of Merger and Reorganization dated as of December 28, 1996 (the "Merger Agreement") between AEGON N.V., a company formed under the laws of The Netherlands ("Merger Partner"), Sub, and Company, in connection with which the holders of Company Common Stock will receive common stock of Merger Partner in a transaction intended to qualify as a reorganization under Section 368(a) of the Code.

     D. Company and Spinco intend the Distribution to be a transaction described in Section 355 of the Code, after which neither Spinco nor any of its Subsidiaries (as hereinafter defined) will be a member of the Company Affiliated Group for Federal income tax purposes.

     E. Company and Spinco desire on behalf of themselves, their respective Subsidiaries and their successors to set forth their rights and obligations with respect to Taxes (as hereinafter defined) due for periods before and after the Distribution.

     NOW, THEREFORE, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     For the purposes of this Agreement,

     1.1  "Code" shall mean the Internal Revenue Code of 1986, as amended.

     1.2 "Company Group" shall mean, for any period, Company and its then Subsidiaries.

     1.3 "Distribution Date" shall mean the day on which, due to the distribution of the shares of Spinco Common Stock to the holders of the Company Common Stock, Spinco could no longer be considered a member of the Company Affiliated Group.

     1.4 "Event of Loss" shall mean the incurrence by the Company Group of any liability for Taxes which arise as a result of the Distribution and related transactions failing to qualify as a reorganization under Section 368(a)(1)(D) of the Code and as a tax-free spinoff under Section 355 of the Code.

     1.5 "Final Determination" shall mean with respect to any issue (i) a decision, judgment, decree or other order by any court of competent jurisdiction, which decision, judgment, decree or other order has become final and not subject to further appeal, (ii) a closing agreement entered into under
Section 7121 of the Code or any other binding settlement agreement (whether or not with the Internal Revenue Service (the "Service")) entered into in connection with or in contemplation of an administrative or judicial proceeding, or (iii) the completion of the highest level of administrative proceedings if a judicial contest is not available or is no longer available.

     1.6  "Indemnitor" shall have the meaning set forth in Section 5.2.

     1.7  "Overlap Period" shall have the meaning set forth in Section 2.5(b).

     1.8 "Period After Distribution" shall mean any taxable year or other taxable period beginning after the Distribution Date and, in the case of any taxable year or other taxable period that begins before and ends after the Distribution Date, that part of the taxable year or other taxable period that begins after the close of the Distribution Date.

     1.9 "Period Before Distribution" shall mean any taxable year or other taxable period that ends on or before the Distribution Date and, in the case of any taxable year or other taxable period that begins before and ends after the Distribution Date, that part of the taxable year or other taxable period through the close of the Distribution Date.



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     1.10  "Spinco Group" shall mean, for any period, Spinco and its then
Subsidiaries.

     1.11 "Subsidiary" shall mean a corporation, partnership, joint venture or other business entity where 50% or more of the outstanding equity or voting power of such entity is owned directly or indirectly by another corporation. In determining whether a Subsidiary is a Subsidiary of Spinco or Company for any period, Spinco shall not be considered a Subsidiary of Company, and any Subsidiary of Spinco shall be considered a Subsidiary of Spinco, not Company, for such period.

     1.12 "Tax" or "Taxes" whether used in the form of a noun or adjective, shall mean taxes on or measured by or with respect to income, franchise, gross receipts, sales, use, excise, payroll, personal property, real property, ad-valorem, value-added, leasing, leasing use and shall also include all other taxes, levies, imposts, duties, charges or withholdings of any nature. Whenever the term "Tax" or "Taxes" is used (including, without limitation, regarding any duty to reimburse another party for indemnified Taxes or refunds or credit of Taxes) it shall include penalties, fines, additions to Tax and interest thereon.

     1.13 "Tax Returns" shall mean all returns or reports to be filed or that may be filed for any period with any taxing authority (whether domestic or foreign) in connection with any Tax (whether domestic or foreign).

     1.14 "Tax Sharing Agreements" shall mean (i) the Tax Allocation Agreement between Company and First Deposit National Bank, dated as of May 12, 1994; (ii) the Tax Allocation Agreement between Company and Providian Credit Services, Inc., dated as of May 12, 1994; and (iii) the Tax Allocation Agreement between Company and Providian National Bank, dated as of May 12, 1994.


                                  ARTICLE II

                   TAX RETURNS, TAX PAYMENTS, EVENT OF LOSS
                          AND TAX SHARING AGREEMENTS

     2.1 Obligation to File Tax Returns. Company shall timely file or cause to be filed all Tax Returns with respect to the Spinco Group that (a) are filed on a consolidated, combined or unitary basis, (b) include Spinco or any of its Subsidiaries and Company or any of its Subsidiaries, and (c) are required to be filed (i) for any Period Before Distribution, or (ii) for any taxable year or period of the Company Group that begins before and ends after the Distribution Date. Spinco shall timely file or cause to be filed any other Tax Return with respect to the Spinco Group.

     2.2 Obligation to Remit Taxes. Company and Spinco shall each remit or cause to be remitted on a timely basis any Taxes due in respect of any Tax for which it is required to file a Tax Return or which is otherwise due and shall be entitled to reimbursement for such payments only to the extent provided in
Section 2.3.



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

     2.3  Certain Tax Sharing Obligations and Prior Agreements.

     (a) Spinco shall be liable for and shall hold the Company Group harmless against any liability attributable to Spinco or to any Subsidiary that is a member of the Spinco Group for Taxes, regardless of whether attributable to a Period Before Distribution or a Period After Distribution, including any liability asserted against any member of the Company Group under the provisions of Treas. Reg. 1.1502-6(a) that impose several liability on members of an affiliated group of corporations that files consolidated returns, or similar provisions of any foreign, state or local law, in respect of Taxes of any member of the Spinco Group. Spinco shall be entitled to any refund or credit of Taxes for any period that is attributable to losses, deductions, credits, adjustments to income or other tax attributes of the Spinco Group. Refunds or credits of Taxes generated by losses, deductions, credits, adjustments to income or other tax attributes of the Company Group shall not be treated as attributable to the Spinco Group, even where such losses, deductions, credits, adjustments to income or other tax attributes are used to offset income or Tax liability of the Spinco Group. Any liability for Taxes or right to a refund under this Section 2.3(a) shall be measured in accordance with the methods contained in the Tax Sharing Agreements as implemented by the Company and Spinco prior to the date hereof.

     (b) Company shall be liable for and shall hold the Spinco Group harmless against (i) any liability attributable to Company or to any Subsidiary that is a member of the Company Group for Taxes, regardless of whether attributable to a Period Before Distribution or a Period After Distribution, including any liability asserted against any member of the Spinco Group under the provisions of Treas. Reg. 1.1502-6(a) that impose several liability on members of an affiliated group of corporations that files consolidated returns, or similar provisions of any foreign, state or local law, in respect of Taxes of any member of the Company Group and (ii) any Tax liability for gain required to be recognized by the Company as a result of the Distribution of the Spinco stock failing to qualify under Section 355 of the Code, other than a Tax liability resulting from the breach by Spinco of a representation contained in Section 2.4(c)(i) of this Agreement. Company shall be entitled to any refund of Taxes for any period that is attributable to losses, deductions, credits, adjustments to income or other tax attributes of Company Group. Refunds or credits of Taxes generated by losses, deductions, credits, adjustments to income or other tax attributes of the Spinco Group shall not be treated as attributable to the Company Group, even where such losses, deductions, credits, adjustments to income or other tax attributes are used to offset income or Tax liability of the Company Group. Any liability for Taxes or right to a refund under this Section 2.3(b) shall be measured in accordance with the methods contained in the Tax Sharing Agreements as implemented by the Company and Spinco prior to the date hereof.

     (c) Except for obligations between Company and First Deposit National Bank, Providian Credit Services, Inc., or Providian National Bank under Sections 2 and 3 of the Tax Sharing Agreements and equivalent arrangements with the other members of the Spinco Group for taxable periods ending on or before the Distribution Date and except as set forth herein, the Tax Sharing Agreements and any and all other tax sharing agreements or practices between any member of the



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Company Group and any member of the Spinco Group shall be terminated as of the
Distribution Date.

     2.4  Event of Loss.

     (a) Notwithstanding anything in Section 2.3 of this Agreement to the contrary, to the extent that an Event of Loss is caused by an act (other than an act required by the Distribution Agreement or the Merger Agreement) or omission of the Spinco Group or the Spinco Group's shareholders that constitutes a breach of Spinco's representation contained in Section 2.4(c)(i) of this Agreement, Spinco shall indemnify and hold harmless each member of the Company Group from and against such Event of Loss.

     (b) Notwithstanding anything in Section 2.3 of this Agreement to the contrary, to the extent that an Event of Loss is caused by an act (other than an act required by the Distribution Agreement or the Merger Agreement) or omission of the Company Group or the shareholders of the Company Group that constitutes a breach of Company's representation contained in Section 2.4(c)(ii) of this Agreement, Company shall indemnify and hold harmless each member of the Spinco Group from and against such Event of Loss.

     (c) (i) Spinco represents that, except as otherwise provided in the Distribution Agreement or the Merger Agreement, it has no plan or intention, as of the date hereof, to participate in any of the following described events or transactions: a reorganization, consolidation or merger; the sale or disposition of more than an immaterial portion of its assets other than in the ordinary course of business; ceasing to engage in the active conduct of a trade or business; the acquisition or disposition of shares of stock of Spinco by any person or persons; the redemption or repurchase of shares of its stock by Spinco or any successor; the recapitalization or other reclassification of the shares of its stock by Spinco or any successor; exercising, transferring or repurchasing rights distributed pursuant to a stock purchase rights plan; or any other act or omission of Spinco which would result in the failure to comply with each representation and statement made to the Service in connection with any rulings received with respect to the Distribution or made to tax counsel in connection with any tax opinions received with respect to the Distribution.

          (ii) Company represents that, except as otherwise provided in the Distribution Agreement or the Merger Agreement, it has no plan or intention, as of the date hereof, to participate in any of the following described events or transactions: a reorganization, consolidation or merger; the sale or disposition of more than an immaterial portion of its assets other than in the ordinary course of business; ceasing to engage in the active conduct of a trade or business; the acquisition or disposition of shares of stock of Company by any person or persons; the redemption or repurchase of shares of its stock by Company or any successor; the recapitalization or other reclassification of the shares of its stock by Company or any successor; exercising, transferring or repurchasing rights distributed pursuant to a stock purchase rights plan; or any other act or omission of Company which would result in the failure to comply with each representation and statement made to the Service in



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

connection with any rulings received with respect to the Distribution or made to tax counsel in connection with any tax opinions received with respect to the Distribution.

          (iii) Spinco or Company, as the case may be, may engage in acts or transactions described in paragraphs (i) or (ii) of this Section 2.4(c): (x) if the act or transaction occurs after the expiration of two years from the Distribution Date, (y) if the act or transaction consists of the sale, exchange or disposition of assets having a fair market value on the Distribution Date of 10 percent or less of the fair market value of the total assets of the Company or Spinco, as the case may be; or (z) if the other party to this Agreement consents in writing in advance to such act or transactions (which consent may be given or withheld in the sole discretion of such party), or if Spinco or Company, as the case may be, at its discretion obtains a ruling from the Service, or obtains an unqualified opinion from a nationally recognized tax counsel or "Big Six" accounting firm, which ruling or opinion states, in form satisfactory to the other party to this Agreement in its sole discretion, that such action will not cause the Company Group to experience an Event of Loss, and that any Service ruling obtained remains in full force and effect and may continue to be relied upon by Spinco or Company, as the case may be, and their respective shareholders. Any acts or transactions permitted under clauses (x) or
(y) of this paragraph (iii) of this Section 2.4(c) will not be treated as a breach of the representations of Spinco or Company, as the case may be, for purposes of applying the indemnification provisions of this Section 2.4 unless there is a Final Determination that those acts or transactions result in an Event of Loss. In addition, any acts or transactions permitted under clause (z) of this paragraph (iii) of this Section 2.4(c) will not be treated as a breach of the representations of Spinco or Company, as the case may be, for purposes of applying the indemnification provisions of this Section 2.4.

     2.5  Period that Includes the Distribution Date.

     (a) To the extent permitted by law or administrative practice, the taxable year or other taxable period of the Spinco Group shall be treated as closing at the closing of the Distribution Date.

     (b) If a taxable year or other taxable period (the "Overlap Period") cannot be treated as closing at the closing of the Distribution Date under
Section 2.5(a) hereof, and if it is necessary for purposes of this Agreement to determine the tax liability of any member of the Spinco Group or of the Company Group for the period of time in such Overlap Period that either ends at the closing of the Distribution Date or begins on the day after the Distribution Date, such determination shall be made by assuming that such Overlap Period ended at the close of the Distribution Date and that another taxable year or other taxable period begins on the day after the Distribution Date and ends at the end of the Overlap Period, except that exemptions, allowances or deductions that are calculated for the full Overlap Period shall be apportioned on a per diem basis.



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

                                  ARTICLE III

                                  CARRYBACKS

     Without the prior consent of Company, no member of the Spinco Group shall carry back any net operating loss or other Tax attribute (unless required to carry back such loss or Tax attribute by law) from a Period After Distribution to a Period Before Distribution. Provided that Company consents to the carryback or if the carryback is required by law, Company (or any other member of the Company Group receiving such refund) shall promptly remit to Spinco any refunds it receives with respect to any such carryback.


                                  ARTICLE IV

                                   PAYMENTS

     4.1 Payments. Payments due to a party under Article II hereof shall be paid not later than 30 days after the receipt or crediting of a refund or the receipt of notice of a Final Determination which results in one of the parties hereto becoming obligated to make a payment hereunder to the other party hereto.

     4.2 Notice. Company and Spinco shall give each other reasonable notice of any payment that may be due under this Agreement.


                                   ARTICLE V

                                  TAX AUDITS

     5.1 General. Except as provided in Section 5.2, each of Spinco and Company shall have sole responsibility for all audits or other proceedings with respect to Tax Returns that it is required to file under Section 2.1.

     5.2 Indemnified Claims. Company or Spinco shall promptly notify the other in writing within 30 days of receiving any proposed adjustment to a Tax Return that may result in liability of the other party (the "Indemnitor") under this Agreement. The Indemnitor shall have the sole right to contest the proposed adjustment, and to employ counsel of its choice at its expense; provided, however, that if the proposed adjustment involves a consolidated, combined or similar Tax Return for which the other party is responsible and cannot be separated from the Tax Return under applicable law, the Indemnitor shall not settle the proposed adjustment without the consent of the other party, which consent shall not be unreasonably withheld. The Indemnitor shall provide the other party with information concerning the proposed adjustments and, in the sole discretion of the Indemnitor, may permit the other party to participate in the proceeding.



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

                                  ARTICLE VI

                                  COOPERATION

     Company and Spinco shall cooperate with each other in the filing of any Tax Returns and the conduct of any audit or other proceeding and each shall execute and deliver such powers of attorney and make available such other documents as are necessary to carry out the intent of this Agreement. Each party agrees to notify the other party of any audit adjustments which do not result in Tax liability but can be reasonably expected to affect Tax Returns of the other party, or any of its Subsidiaries, for a Period After Distribution. Each party agrees to treat the Distribution for all income tax purposes as a tax-free spinoff under Section 355 of the Code unless and until there has been a Final Determination that the Distribution is not a tax-free spinoff under Section 355 of the Code.


                                  ARTICLE VII

                         RETENTION OF RECORDS; ACCESS

     The Company Group and the Spinco Group shall (a) in accordance with their current record retention policy, retain records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns in respect of Taxes of the Company Group or of the Spinco Group or for the audit of such Tax Returns; and (b) give to the other reasonable access to, and allow for the copying of, such records, documents, accounting data and other information (including computer data) and give access to its personnel (insuring their cooperation) and premises, for the purpose of the review or audit of such Tax Returns to the extent relevant to an obligation or liability of a party under this Agreement.



                                 ARTICLE VIII

                                   DISPUTES

     If Company and Spinco cannot agree on any calculation of any liability under this Agreement, such calculation shall be made by any "Big Six" accounting firm acceptable to both Company and Spinco. The decision of such firm shall be final and binding on both Company and Spinco. The fees and expenses incurred in connection with such calculation shall be borne ratably, in accordance with the determination of the allocation of the disputed liability between Company and Spinco.



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

                                  ARTICLE IX

                           MISCELLANEOUS PROVISIONS

     9.1 Notices and Governing Law. All notices required or permitted to be given pursuant to this Agreement shall be given, and the applicable law governing the interpretation of this Agreement shall be determined, by the applicable provisions of the Distribution Agreement.

     9.2 Treatment of Payments. The parties hereto shall treat any payments made pursuant to the terms of this Agreement as a capital transaction for all tax purposes.

     9.3 Binding Effect; No Assignment; Third Party Beneficiaries. This Agreement shall be binding on, and shall inure to the benefit of, the parties and their respective successors and assigns, including Merger Partner. Company and Spinco hereby guarantee the performance of all actions, agreements and obligations provided for under this Agreement of each member of the Company Group and of the Spinco Group, respectively. Company and Spinco shall, upon the written request of the other, cause any of their respective Subsidiaries to execute this Agreement. Company or Spinco shall not assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of the other party. No person (including, without limitation, any employee of a party or any stockholder of a party) shall be, or shall be deemed to be, a third party beneficiary of this Agreement.

     9.4 Coordination with Employee Benefits Agreement. All rights, obligations, and liabilities relating to any Company Plan (as defined in the Employee Benefits Agreement Between Company and Spinco, Dated as of ____________, 199___ (the "Employee Benefits Agreement")) or Spinco Plan (as defined in the Employee Benefits Agreement) shall be determined solely under the Employee Benefits Agreement. This Tax Disaffiliation Agreement shall in no way affect such rights, obligations, and liabilities as determined under the Employee Benefits Agreement.



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

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                              PROVIDIAN CORPORATION

                              BY:________________________
                                 Name:
                                 Title:


                              PROVIDIAN BANCORP, INC.

                              BY:_________________________
                                 Name:
                                 Title:

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